UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

        For the transition period from       to

Commission file number 1-10033

A.	Full title of the plan: Wellman, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wellman, Inc. 595 Shrewsbury Avenue Shrewsbury, NJ 07702

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Wellman, Inc. Retirement Plan

For the years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Wellman, Inc. Retirement Plan

Audited Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
Wellman, Inc.

We have audited the accompanying statements of net assets available for benefits of the Wellman Inc. Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charlotte, North Carolina
June 18, 2004

Wellman, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$136,583,299	$123,504,066
Employer contributions receivable	3,339,612	3,620,554
Accrued income receivable	170,582	—

Net assets available for benefits	$140,093,493	$127,124,620

See notes to financial statements.

Wellman, Inc. Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Participant contributions	$3,154,987	$3,272,964
Employer contributions	3,965,474	5,562,180
Net investment income (loss):
Interest and dividends	3,989,221	4,369,662
Net appreciation (depreciation) in fair value of investments	14,752,060	(17,798,837)

Net investment income (loss)	18,741,281	(13,429,175)

Total additions (deductions)	25,861,742	(4,594,031)
Deductions
Distributions to participants	12,880,574	18,602,042
Administrative expenses	12,295	140

Total deductions	12,892,869	18,602,182

Increase (decrease) in net assets available for benefits	12,968,873	(23,196,213)
Net assets available for benefits at beginning of year	127,124,620	150,320,833

Net assets available for benefits at end of year	$140,093,493	$127,124,620

See notes to financial statements.

Wellman, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Wellman, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all non-bargaining employees of Wellman, Inc. (the “Company”) who are age twenty-one or older and who have at least three months of service to be eligible to make employee contributions, and who have at least one year of service to be eligible to receive Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

The Plan includes 401(k), money purchase plan (the “Pension”) and discretionary performance provisions. The Pension component is totally funded by Company contributions. For the 2003 and 2002 plan years, the Company’s Pension contribution was 6% of each participant’s eligible compensation plus an additional 5% of the portion of such compensation in excess of the Social Security taxable wage base but less than the statutory defined contribution plan compensation limits. The Plan has met the minimum funding standards of ERISA and the permitted disparity provisions of the Internal Revenue Code (the “Code”).

The Company also sponsors an Employee Stock Ownership Plan (the “ESOP”) to which eligible employees may contribute up to 2% of eligible compensation. For the 2003 and 2002 plan years, Participants could contribute to their 401(k) accounts (as maintained under both the Plan and the ESOP) 1% to 12% on a before-tax or after-tax basis of their compensation through payroll deductions up to the maximum amount per calendar year defined by the Code. In the event a participant elected to contribute to the Plan on a before-tax basis, the Company contributed $.50 for each $1.00 of the participant’s contribution on the first 4% and $1.00 for each $1.00 of the participant’s contribution up to the next 1%, of the participant’s eligible compensation by pay period through September 1, 2003. On September 1, 2003 matching contributions to the Plan were suspended.

Wellman, Inc. Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The performance plan provision of the Plan is funded by Company contributions from net profits at the discretion of the Company. The Company may contribute that amount of its net profits for a given plan year as designated by the Company’s Board of Directors. No performance contribution was made in 2003 or 2002.

The annual additions to a participant’s accounts under the Plan and the ESOP are limited to the lesser of $40,000 or 100% of the participant’s gross compensation.

Vesting

A participant’s Pension account is 100% vested upon completion of five years of vesting service with the Company. A participant’s 401(k) account attributable to before-tax and after-tax contributions by the participant and matching contributions is immediately 100% vested. The portion of the participant’s 401(k) account, if any, attributable to the Company’s discretionary performance contributions is 100% vested after three years of service. A participant is also automatically 100% vested in all accounts under the Plan at age 65 or upon death or disability while employed by the Company.

Participant Accounts

Each participant’s account is credited with the Company’s contributions, the participant’s contributions, and Plan earnings based on the participant’s investment fund choices and the performance of those funds. Such earnings are net of any management fees charged to fund shareholders by the investment funds. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeitures were $254,616 and $101,941 for the years ended December 31, 2003 and 2002, respectively.

Participant Loans

Effective January 1, 2002, the Plan was amended to allow participant loans. Participants may borrow from their accounts (Pension accounts excluded) a minimum of $1,000 up to 50% of their vested balance with a maximum loan of $50,000. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate based upon the prime rate.

Wellman, Inc. Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon retirement at or after age 65 or, if earlier, death, disability, or termination, the vested balance in the participant’s account is paid to the participant or the participant’s beneficiaries in the form of either a lump-sum distribution, substantially equal annual installments, or a nontransferable annuity contract.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will have a fully-vested nonforfeitable interest in their share of the trust fund.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Investment contracts held by the Plan are recorded at their contract values, which approximate fair value, and represent contributions and reinvested income, less any withdrawals plus accrued interest because these investments have fully benefit-responsive features.

Purchases and sales of investments are reflected on the trade dates. Gains and losses on the sale of investments are based on the average cost of the investments. Income from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

Wellman, Inc. Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the 2002 financial statements have been reclassified to conform with the 2003 presentation.

Administrative Expenses

The Company pays all trustee and record keeping administrative expenses of the Plan; however, certain brokerage commissions and fees associated with participant loans and in-service withdrawals are paid by the participant. Also, the Plan’s investment funds charge management fees to all shareholders of the respective funds, including those Plan participants who are invested in such funds through the Plan.

3. Investments

During 2003 and 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by $14,752,060 and ($17,798,837), respectively, as follows:

	Year ended December 31
	2003	2002
Investments at fair value as determined by quoted market price:
Shares of registered investment companies	$16,502,926	$(16,514,462)
Common Stock	(1,750,866)	(1,284,375)

	$14,752,060	$(17,798,837)

Wellman, Inc. Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2003	2002
Vanguard Institutional Index Fund	$26,933,320	$21,159,564
ABN AMRO Income Plus Fund (formerly LaSalle Income Plus Fund)	24,778,495	21,385,695
Wellman, Inc. Common Stock	7,767,461	9,518,317
Growth Fund of America	24,272,791	18,589,080
MFS Total Return Fund	17,769,427	15,292,936

The average yield and crediting interest rate for fully benefit responsive investment contracts held in the trust and accounted for separately from the trust’s investment in the ABN AMRO Income Plus Stable Value Fund is as follows:

		December 31
		2003	2002
Allstate Insurance Co.	Matures 08/16/2004	7.17%	7.17%
GE Life Insurance Co.	Matured 11/15/2003	—	5.50%
Jackson National Contract	Matured 02/18/2003	—	6.90%
John Hancock Ins. Co.	Matures 10/15/2004	7.29%	7.29%
John Hancock Ins. Co.	Matures 03/06/2006	5.77%	5.77%
Mass Mutual Life Ins. Co.	Matures 07/14/2006	5.67%	5.67%
Metropolitan Life Ins. Co.	Matured 06/16/2003	—	6.58%
Monumental Life	Matures 12/20/2004	7.25%	7.25%
Pacific Life Ins. Co.	Matures 10/17/2005	5.51%	5.51%
Principal Life Ins. Co.	Matures 04/15/2006	5.62%	5.62%
Transamerica Occidental	Matured 02/15/2003	—	5.77%
Travelers Group	Matures 01/15/2004	5.64%	5.64%

Wellman, Inc. Retirement Plan

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest

Certain investments held by the Plan represent party-in-interest transactions with the trustee. National City Bank is trustee of the Plan and two mutual funds affiliated with National City Bank are investment choices in the Plan. These are the Armada Small Cap Value I Fund and the Armada Government Mortgage Fund I. The Plan offers Wellman, Inc. common stock as an investment option for participants. All transactions relating to shares of Wellman, Inc. common stock bought or sold pursuant to Plan participant investment choices and distributions are effected on the open market by the trustee.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefits Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

6. Voluntary Compliance Resolution Program

During 2000, an operational defect in the Plan was identified. Certain employees, who were previously leased employees, did not receive credit toward participation eligibility and vesting for their years of service as leased employees when they became actual employees of the Company. As a result, employee deferrals and employer contributions for those employees were not made in accordance with the terms of the Plan, and, in some cases, Company contributions were erroneously forfeited.

In 2001, the Company voluntarily applied to the IRS to correct the defects through the Voluntary Compliance Resolution Program. During 2002, the Company completed corrective action by contributing $548,438 to participant accounts affected by the operational defect. Final approval of the corrective action by the IRS was received during 2003.

Supplemental Schedule

Wellman, Inc. Retirement Plan
EIN: 04-1671740
Plan Number: 002

Schedule H Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2003

		(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower, Lessor	Including Maturity Date, Rate of		Current
(a)	or Similar Party	Interest, Par or Maturity Value		Value
	Shares of Registered Investment Companies:
	Vanguard Institutional Index Fund	264,623	units	$26,933,320
	PIMCO Total Return Fund	342,672	units	3,670,016
	MFS Total Return Fund	1,176,783	units	17,769,427
	AIM Basic Value Fund	83,375	units	2,437,887
	Growth Fund of America	989,111	units	24,272,791
	Armada Small Cap Value Fund	167,004	units	3,620,646
	Armada U.S. Gov’t Income Fund	96,074	units	905,974
	ING International Value Fund	154,840	units	2,339,637
	Strong Advisor Small Cap Value Fund	159,733	units	4,397,456
	ABN AMRO Income Plus Fund	24,778,495	units	24,778,495

				111,125,649
	*Wellman, Inc.	760,769 shares of Common Stock		7,767,461
	*Loans to Participants	Interest rates from 6.00% to 6.75%		2,120,175
	Guaranteed Investment Contracts:
	Allstate Insurance Company	Matures 08/16/2004; 7.17% per annum		3,338,785
	John Hancock Ins. Co.	Matures 10/15/2004; 7.29% per annum		1,341,773
	John Hancock Ins. Co.	Matures 03/06/2006; 5.77% per annum		1,571,021
	Mass Mutual Life Ins. Co.	Matures 07/14/2006; 5.67% per annum		2,052,349
	Monumental Life	Matures 12/20/2004; 7.25% per annum		2,003,828
	Pacific Life Ins. Co.	Matures 10/17/2005; 5.51% per annum		2,022,916
	Principal Life Ins. Co.	Matures 04/15/2006; 5.62% per annum		2,079,745
	Travelers Group	Matures 01/15/2004; 5.64% per annum		1,159,597

	Total			$136,583,299

*Indicates party-in-interest to the Plan.

Note: Column (d) is not presented as all investments are participant directed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLMAN, INC. RETIREMENT PLAN
By:	WELLMAN, INC. EMPLOYEE BENEFITS COMMITTEE

By:	/s/ Keith R. Phillips

Name:	Keith R. Phillips
Title:	Member

Date: June 28, 2004